
RECEIVED
AUG 1 8 2007
WASH. D.C.
SECTION

SECURI  IISSION

07007781

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 14485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Diamond Bay Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2351 W. Northwest Highway, Suite 1120
(No. and Street)

Dallas	Texas	75220
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	Flower Mound	Texas	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 2 7 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandra L. Bailey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Diamond Bay Securities Corp.**, as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



SANDRA K. JENKINS
Notary Public, State of Texas
My Commission Expires
February 22, 2010

Notary Public

Signature

Pres

Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028

972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Diamond Bay Securities Corp.

We have audited the accompanying statement of financial condition of Diamond Bay Securities Corp. as of June 30, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamond Bay Securities Corp. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



BRAD A. KINDER, CPA

Flower Mound, Texas
August 2, 2007

DIAMOND BAY SECURITIES CORP.
Statement of Financial Condition
June 30, 2007

ASSETS

Cash	$	17,718
Consulting fees receivable		4,750
Advance to related party		10,000
Note receivable from related party		50,000
Accrued interest receivable from related party		2,500
Other assets		204
TOTAL ASSETS	$	85,172

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$	500

Stockholders' Equity

Common stock, $.0000001 par value, 20,000,000 shares authorized, issued and outstanding		2
Additional paid-in capital		45,496
Retained earnings		39,174
TOTAL STOCKHOLDERS' EQUITY		84,672
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	85,172

See notes to financial statements.

DIAMOND BAY SECURITIES CORP.
Statement of Operations
Year Ended June 30, 2007

Revenue		
Consulting fees	$	8,250
Interest income		4,103
TOTAL REVENUE		12,353
Expenses		
Regulatory fees		2,359
Professional fees		3,025
Other expenses		804
TOTAL EXPENSES		6,188
NET INCOME	$	6,165

See notes to financial statements.

DIAMOND BAY SECURITIES CORP.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2007

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at June 30, 2006	20,000,000	$ 2	$ 45,496	$ 33,009	$ 78,507
Net income	-	-	-	6,165	6,165
Balances at June 30, 2007	20,000,000	$ 2	$ 45,496	$ 39,174	$ 84,672

See notes to financial statements.

DIAMOND BAY SECURITIES CORP.
Statement of Cash Flows
For the Year Ended June 30, 2007

Cash flows from operating activities:	
Net income	$ 6,165
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities	
Increase in consulting fees receivable	(1,750)
Increase in advance due from related party	(10,000)
Increase in accrued interest receivable from related party	(1,875)
Decrease in other assets	312
Net cash used in operating activities	(7,148)
Net change in cash	(7,148)
Cash at beginning of year	24,866
Cash at the end of the year	$ 17,718

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

DIAMOND BAY SECURITIES CORP.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Diamond Bay Securities Corp. (Company) was incorporated in the state of Delaware in January 1987. The Company is approximately 97 percent owned by Brett MacArthur Associates, Inc. (Parent).

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company primarily engages in investment banking consulting services.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consulting Fees

Consulting fees are recorded as revenues at the time the services are rendered.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2007, the Company had net capital and net capital requirements of $17,218 and $5,000, respectively. The Company's net capital ratio was .03 to 1.

Note 3 - Notes Receivable - Related Parties

The Company has an unsecured note receivable and accrued interest totaling $50,000 and $2,500, respectively, due from a related party, bearing interest at 5%. Interest is payable quarterly and principal is due in February 2008.

Note 4 - Related Party Transactions

The Company, its Parent and other affiliate companies are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous. An affiliate company provides office space and various other overhead to the Company and receives reimbursement on a monthly basis. Amounts paid to this affiliate totaled $195 for the year ended June 30, 2007.

The Company has an unsecured, non-interest bearing advance due on demand from a related party totaling $10,000.

The Company has a note receivable and accrued interest due from a related party (See Note 3).

The Company earned $2,000 in consulting fees from three related parties during the year, of which none is receivable at June 30, 2007.

Note 5 - Concentration of Credit Risk

The Company has a total of $62,500, or approximately 73% of its total assets in an advance, note receivable and accrued interest due from two related parties at June 30, 2007.

Note 6 - Income Taxes

The Company's current year taxable income was fully offset by prior years' net operating loss carryforwards. The Company has a net operating loss carryforward remaining of approximately $11,000 available to offset future taxable income, which begins expiring in 2023. This net operating loss carryforward creates a deferred tax asset of approximately $1,600; however, the entire amount has been offset by a valuation allowance.

Schedule I

DIAMOND BAY SECURITIES CORP.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
June 30, 2007

Total stockholders' equity qualified for net capital	$ 84,672
Deductions and/or charges	
Non-allowable assets:	
Consulting fees receivable	4,750
Advance to related party	10,000
Note receivable from related party	50,000
Accrued interest receivable from related party	2,500
Other assets	204
Total deductions and/or charges	67,454
Net Capital	$ 17,218
Aggregate indebtedness	
Accounts payable	$ 500
Total aggregate indebtedness	$ 500
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 12,218
Ratio of aggregate indebtedness to net capital	.03 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2007 as filed by Diamond Bay Securities Corp. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Diamond Bay Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedule of Diamond Bay Securities Corp. (the Company) for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



BRAD A. KINDER, CPA

Flower Mound, Texas
August 2, 2007

END